UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CVR ENERGY, INC.

(Name of Subject Company (Issuer))

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Name of Filing Persons (Offerors))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Andrew Teno

President and Chief Executive Officer

Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

And

Joshua A. Apfelroth, Esq.

Louis E. Rambo, Esq.
Proskauer Rose LLP
Eleven Times Square

New York, NY 10036-8299
(212) 969-3438

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made by Icahn Enterprises L.P. (“IEP”), a Delaware limited partnership, before the commencement of a planned tender offer (the “Tender Offer”) by Icahn Enterprises Holdings L.P. (“IEH”) (or a subsidiary thereof) to acquire up to 15 million shares of common stock, $0.01 par value per share, of CVR Energy, Inc. (“CVR”). On November 8, 2024, IEP issued a press release announcing that it intends to commence the Tender Offer. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Exhibits

99.1	Press Release dated November 8, 2024.

Important Information

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, IEP and IEH and one or more subsidiaries intend to file with the Securities and Exchange Commission (the “SEC”) and deliver to CVR stockholders a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and CVR will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully when they become available as they will contain important information about IEP, CVR, the tender offer and related matters. Those documents as well as IEP’s and CVR’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and on IEP’s and CVR’s respective websites.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. IEP and the filing persons undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, including market conditions, discussions with CVR and its board of directors, financing of the tender offer, and the actual outcome may be materially different. IEP’s and the filing persons’ assumptions, although considered reasonable at the date of this press release, may prove to be inaccurate and consequently actual results could differ materially from the expectations set out herein. For additional information with respect to risks and other factors, which could occur, see IEP’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q under the caption “Risk Factors.” Additionally, there may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements. Past performance in IEP’s Investment segment is not indicative of future performance. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.